SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Lawsuit filed against Woori Bank and Woori America Bank

On March 26, 2018, AJ Energy LLC (“AJ Energy”) filed a lawsuit against Woori Bank and Woori America Bank in the Supreme Court of the State of New York, seeking recovery of EUR 8,000,000,000 (KRW 10,485,600,000,000*), plus accrued interest, legal fees and other damages.

Key Details

1)	On March 26, 2018, AJ Energy filed a lawsuit against Woori Bank and Woori America Bank in the Supreme Court of the State of New York. The complaint has yet to be delivered to Woori Bank, but Woori Bank was notified of such fact by its subsidiary, Woori America Bank, on March 30, 2018 (Seoul time).

2)	AJ Energy claims that Woori Bank failed to pay to it EUR 8,000,000,000 (KRW 10,485,600,000,000*), which was allegedly transferred to Woori Bank from AJ Energy’s foreign investors. However, the alleged transferring bank has confirmed that there was no such transfer, Woori Bank and Woori America Bank have no record of receiving such funds, and Woori Bank believes that evidence of the transfer provided by AJ Energy, such as SWIFT messages, may have been forged.

3)	Woori Bank expects to obtain a favorable outcome in this case and does not expect the matter have a material adverse effect on its financial condition.

*	The exchange rate applied is KRW 1,311.95 to EUR 1, the Bank of Korea’s exchange rate as of March 30, 2018.

Under the Republic of Korea’s disclosure regulations, it is mandatory to disclose details of a lawsuit against a company if the claim amount is greater than 2.5% of the company’s total equity, regardless of the its factual or legal basis.

•	Woori Bank’s total equity as of December 31, 2017 was KRW 20,564,900,136,507.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 30, 2018	By:	/s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Managing Director